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                                                  OMB Number 3235-0287
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

Taunus Corporation
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   (Last) (First) (Middle)


--------------------------------------------------------------------------------
   (Street)

31 West 52nd Street
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   (City) (State)  (Zip)

New York     NY      10019
================================================================================
2. Issuer Name and Ticker or Trading Symbol

Strayer Education, Inc. (NASDAQ: STRA)
================================================================================
3. IRS Identification Number of Reporting Person (if an entity) (voluntary)

1134060471
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4. Statement for Month/Year

May 2001
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

                          ---------------------------
================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [  ] Form filed by one Reporting Person
   [X ] Form filed by more than one Reporting Person

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
--------------------------------------------------------------------------------

                                                                                       4.
                                                                                       Securities Acquired (A) or
                                                              3.                       Disposed of (D)
                                                              Transaction              (Instr. 3, 4 and 5)
                                      2.                      Code                     -----------------------------
1.                                    Transaction             (Instr. 8)                                  (A)
Title of Security                     Date                    ------------             Amount             or      Price
(Instr. 3)                            (mm/dd/yy)               Code     V                                 (D)
------------------------------------------------------------------------------------------------------------------------------------
(1)  Common Stock                      04/03/01                S                       100                 D      $41.87
------------------------------------------------------------------------------------------------------------------------------------
(2)  Common Stock                      04/30/01                P                       100                 A      $41.70
------------------------------------------------------------------------------------------------------------------------------------
(3)  Common Stock                      05/08/01                P                       100                 A      $40.56
------------------------------------------------------------------------------------------------------------------------------------
(4)  Common Stock                      05/22/01                P                       200                 A      $46.65
-----------------------------------------------------------------------------------------------------------------------------------
(5)  Common Stock                      05/22/01                S                       200                 D      $46.20
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Table I (cont.) -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------

                                     5.                      6. Owner-
                                     Amount of               ship
                                     Securities              Form:              7.
                                     Beneficially            Direct             Nature of
                                     Owned at End            (D) or             Indirect
1.                                   of Month                Indirect           Beneficial
Title of Security                    (Instr. 3               (I)                Ownership
(Instr. 3)                           and 4)                  (Instr.4)          (Instr. 4)
------------------------------------------------------------------------------------------------------------------
(1) Common Stock
------------------------------------------------------------------------------------------------------------------
(2) Common Stock
------------------------------------------------------------------------------------------------------------------
(3) Common Stock
------------------------------------------------------------------------------------------------------------------
(4) Common Stock
------------------------------------------------------------------------------------------------------------------
(5) Common Stock                     3,500                     I                By Deutsche Bank
                                                                                 Alex Brown(1)
==================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

                                                                                                    6.
                                                                                                    Date
                                                                      5.                            Exercisable and
                         2.                            4.             Number of Derivative          Expiration Date
1.                       Conversion or                 Transaction    Securities Acquired (A)       (Month/Day/Year)
Title of                 Exercise        3.            Code           or Disposed of (D)            ----------------
Derivative               Price of        Transaction   (Instr. 8)     (Instr. 3, 4 and 5)           Date          Expira-
Security                 Derivative      Date (Month/  ------         -----------------------       Exer-         tion
(Instr. 3)               Security        Day/Year)     Code    V      (A)             (D)           cisable       Date
------------------------------------------------------------------------------------------------------------------------------------
(1) Series A Convertible  $26.00(3)      5/15/01        P              1,346,154                     Immed.
    Preferred Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
(2) Options to Purchase   $30.00         5/15/01        P              233,000 options               Immed.         5/15/04
    Common Stock

------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table II (cont.) -- Derivative Securities Acquired, Disposed of, or Beneficially
     Owned (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

                          7.
                          Title and Amount
                          of Underlying                                                            10.
                          Securities                                              9.               Ownership
                          (Instr. 3 and 4)                                        Number of        Form of
                          ----------------                                        Derivative       Derivative     11.
1.                                          Amount              8.                Securities       Securities     Nature of
Title of                                    or                  Price of          Beneficially     Beneficially   Indirect
Derivative                                  Number              Derivative        Owned            Owned at       Beneficial
Security                                    of                  Security          at End of Month  End of Month   Ownership
(Instr. 3)                Title             Shares              (Instr. 5)        (Instr.4)        (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

(1) Series A Convertible   Common Stock      1,346,154 (4)       $26.00           1,346,154 (4)     I             By DB Capital
    Preferred Stock (1)                                                                                           Investors, L.P.(5)
------------------------------------------------------------------------------------------------------------------------------------
(2) Options To Purchase    Common Stock      233,000                              233,000           I
    Common Stock

====================================================================================================================================

Explanation of Responses:

(1) The 3,500 shares of common stock listed above are owned by Deutsche Bank Alex. Brown Inc., a subsidiary of Taunus Corporation. DB Capital Investors, L.P., DB Captial Partners, L.P. and DB Capital Partners, Inc., disclaim any beneficial ownership of or any pecuniary interest in the 3,500 shares of common stock listed above.

(2) The Series A Convertible Preferred Stock is subject to certain restrictions as set forth in the Articles Supplementary of Strayer Education, Inc. ("Strayer") and a Shareholders Agreement, dated as of March 16, 2001, by and between New Mountain Partners, L.P. ("New Mountain") and DB Capital Investors, L.P. ("DBCI")

(3) The conversion price of the Series A Convertible Preferred Stock is subject to certain antidilution adjustments.

(4) As of May 15, 2001 the number of shares of Common Stock underlying the Series A Convertible Preferred Stock shall increase as dividends accumulate and compound.

     (5) DBCI is the direct owner of all the securities. DBCI pursuant to the Preferred Stock Purchase Agreement (the "Preferred Stock Purchase Agreement"), dated as of November 28, 2000, by and among Strayer, DBCI and New Mountain, purchased 1,346,154 shares of Series A Convertible Preferred Stock from Strayer for $35,000,000 on May 15, 2001.
          Additionally, pursuant to the Support and Option Agreement (the "Support and Option Agreement"), dated as of November 28,2000, by and among Ron K. Bailey and Beverly W. Bailey (collectively, the "Baileys"), Strayer, DBCI and New Mountain, DBCI was granted an option by the Baileys to purchase up to 233,000 shares of Common Stock held by the Baileys at any time after consummation of the transactions contemplated by the Preferred Stock Purchase Agreement, which occurred on May 15, 2001. DB Capital Partners, Inc. is an indirect wholly-owned subsidiary of the Reporting Person and the general partner of DB Capital Partners, L.P., which in turn is the general partner of DBCI.



Taunus Corporation

By:  /s/ Damian P. Reitemeyer                                 June 8, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


                            JOINT FILER INFORMATION

Name:   DB Capital Investors, L.P.
Addres: 130 Liberty street, 25th Floor, New York, New York  10006

By:  DB CAPITAL PARTNERS, L.P., its General Partner
By:  DB CAPITAL PARTNERS, Inc., its General Partner

Signature: /s/ Chares Ayres
          -----------------

Name:     DB Capital Partners, L.P.
Address:  130 Liberty Street, 25th Floor, New York, New York  10006

Signature: /s/ Charles Ayres
          ------------------

Name:     DB Capital Partners, Inc.
Address:  130 Liberty Street, 25th Floor, New York, New York  10006

Signature: /s/ Charles Ayres
          ------------------


Designated Filer:  Taunus Corporation

Issuer and Ticker Symbol:  Strayer Education, Inc. (STRA)

Date of Event Requiring Statement:  May 15, 2001


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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(3-99)    signed.  If space is insufficient, see Instruction 6 for procedures.

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